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05007117

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Central Termica Guemes

*CURRENT ADDRESS

**FORMER NAME


PROCESSED

**NEW ADDRESS

FILE NO. 82- 5745 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dlw

DAT : 4/8/05

CENTRAL TÉRMICA GÜEMES S.A.

DIRECTORS' ANNUAL REPORT
FISCAL YEAR ENDED DECEMBER 31, 2003

To our shareholders,

As required by current legal and statutory regulations, the Board of Directors hereby submits for your consideration the annual report, informative summary, inventory, balance sheets, statements of operations, changes in shareholders' equity and cash flows, including notes 1 through 10 and supplemental schedules I through V, relating to the fiscal years ended December 31, 2003 and 2002.

The accumulated deficit for the year ended December 31, 2003 amounts to $ 29,803,668.

The operating loss for the year ended December 31, 2003 amounts to $8,467,203, which is higher than the $3,412,343 loss for 2002 by $5,054,860.

Furthermore, as indicated in the accompanying Informative Summary, the net result for the year 2003 shows a profit of $26,476,712, which includes a net gain on exchange rate differences and accrual of the net present value of corporate notes for $10.4 million and an extraordinary gain on the valuation of such debt at its net present value for $ 28.7 million. If the gain resulting from adding up these two amounts ($39.1 million) were segregated from the net result, the net result for the year would amount to a loss of $12.6 million.

The informative summary, the financial statements and its notes, as well as the additional information required by current regulations, contain the details of the Company's financial position and the results of its operations for the year being reported. Therefore, in order to avoid redundancy, this annual report will not provide that information.

The following are the different aspects which affected the Company's activity during the fiscal year under analysis:

Regarding the Company's revenues, it should be pointed out that during 2003 the government held its decision not to increase rates, but, at the same time, prices on the spot market did rise, thus causing the following effects on the Wholesale Electricity Market (MEM):

- a) Migration of contracts
- b) Fund deficit
- c) Changes in game rules aimed at adjusting collection to debts.

a) Since rates remained frozen but the price of electricity on the spot market increased due to a higher demand of alternative-fuel-fed thermal equipment during winter, a significant part of the firms which had signed supply contracts with power producers or dealers chose to resume purchasing from the distributors who kept their rates frozen and to reject producer offers, which did show an increase in electricity price.

This situation led to a decrease in the number of contracts in the Forward Market from 2,339 agents in December 2002 to 1,369 in December 2003 (-41.5%). In the particular case of CTG the number of contracts for the same period fell from 46 to 39 (-15.2%).

b) In addition to giving rise to contract migration, keeping rates frozen caused the specific funds created to make up for imbalances to run out and be insufficient, as the real price of electricity was higher than that on the regulated market. For instance, in December 2002, the Seasonal Fund showed a surplus amounting to $183 million, while in December 2003 its deficit reached $325 million as a consequence of the rate freeze.

Such Fund deficit began generating problems as the funds were not enough to meet payment commitments with market creditors. Therefore, amounts owed were paid with the funds available and proportionally to market creditors' share of MEM transactions. The differences were paid as and when new funds became available.

c) In order that Cammesa's debts with the market would not rise significantly, new regulations were introduced which led to an artificial decrease in the price of electricity. In August 2003, the Energy Secretary issued Resolution 240/03, which established that the price on the market was only to be fixed as if there were only natural gas-fired machines, though actually the machine which is setting the price could be liquid-fuel-fed (the price decreased from $120/MWh to approximately $25/MWh). Consequently, the marginal market was replaced by a market where in practice only operating costs are recognized.

Given that Resolution 240 could not correct the imbalance between frozen rates and actual electricity costs, in September 2003 the Energy Secretary issued Resolution 406, which established that although market prices were recognized, generators would be paid a price which would only cover their operating costs, and that the difference between operating costs and the market price would accumulate in a consolidated balance account. In the specific case of CTG, this meant that we would no longer collect $328,010 corresponding to the power supplied and invoiced in June. In the case of hydraulic generators, the measure caused them to receive $2/MWh rather than the market price of $25/MWh that they had been receiving.

Export Agreements

In spite of the difficulties posed by the Forward Market to reach new agreements, a contract to export to Uruguay (UTE-Administración Nacional de Usinas y Transmisiones Eléctricas) went into effect as from February 2003. It will last for two years and the power supply committed amounts to 150 MW. In 2003, the company exported 217,645 MWh through such contract.

In December 2003, the company entered into an agreement to export electricity to Brazil from May 2005 to July 2022 (17 years), whereby the company will initially supply 60 MW, which will increase up to 119 MW as from May 2006. The prices under the agreement are denominated in dollars and will be adjusted in accordance with the evolution of the price of natural gas.

In 2003 the net electricity generation fell 12.6% to 1,030 GWh, as compared to 2002, due to the major maintenance activities carried out in one of the 60-MW generation units, which was out-of-service for 98 days.

In order to finance such maintenance work, in the month of July CAMMESA granted a $900,000 loan which will be repaid in 12 installments, payable as from May 2004 on the basis of the production level of the plant. The repayment has been secured through a trust agreement whereby the Company assigned its collection right of the exports to Uruguay up to a monthly average of 4.54 MW/h.

However, this level of generation is significantly lower than those achieved in prior years, which for instance reached 1,920 GWh in 1999.

The main reasons for such fall in production are the following: a) one of the 60-MW generation units operated at minimum technical levels for most of the year in order to comply with power-and-safety-related requirements in the area; and b) the 125-MW generation unit operated in several periods under the forcing method at the request of the distributors of the area.

The active units took part in the primary frequency regulation.

The availability of the units, taken as a whole, was 85.93%. That of GUE 11 was 66.56% due to the minor maintenance activities carried out between March and July 2003. That of GUE 12 was 89.30%, and that of GUE 13 was 93.46%.

As for natural gas supply, the most relevant event was the load reduction in winter owing to lower supply from producers. With regard to the natural gas supply contract, an agreement was signed with producers for a 12-month period beginning May 1, 2003 and ending April 30, 2004 for a total of 1,000 dam^3 a day, 60% take or pay and 40% delivery or pay.

As for natural gas transportation, the agreement signed with TGN for a daily volume of 350 dam^3 is still in effect.

The agreement entered into with the distributor was renewed in August. A daily volume of 250 dam^3 has been committed.

With regard to Human Resources, the 2003 fiscal year was intense in terms of the number and diversity of projects undertaken and carried out, both internally, aimed at the personnel and their families, and externally, where a Company Social Commitment program was developed in General Guemes, the town where the generation plant is located.

Regarding personnel, throughout 2003 the Company tried to establish a closer relationship with its personnel and their families through the launching of *La Revista de CTG*, a quarterly magazine which features all news concerned with the firm.

With regard to staff training and development, a Middle Management Training Program organized by Madero Institute and the Austral University was followed. Thank to CTG's efforts, the program took place in Salta for the first time ever. Nineteen middle managers of the company attended the program with the following objective:

- Acquiring a **more global vision** of the organization
- Discovering and strengthening their **leadership skills**
- Meditating on the weaknesses and strengths of the **work team**
- Incorporating tools and **financial variables** to the decision-making process
- Harmonizing work and family

With regard to remunerations and benefits, the following was done:

- School supplies were delivered to all employees having children between 4 and 18 years old.
- The Federal Government's decrees on wage increases were complied with.
- The wage increases decreed by the government were also granted to those employees who were not reached by collective agreements
- The Extraordinary Bonus for Performance was paid.
- Sixteen prizes for innovation and improvement projects were awarded on the Electricity Workers Day.
- The Annual Sporting Olympic Games were held to commemorate the Electricity Workers Day.

One of the most significant events of the year was the 2003 IDELAS First Prize of the Universidad de Ciencias Empresariales y Sociales de Buenos Aires /Buenos Aires Business and Social Sciences University/ that the company was awarded in recognition of its practices concerning human resources development at a national level. This is a major landmark in the history of CTG, which reaffirms the Directors' commitment to this policy of development of the Company's personnel and their families.

Furthermore, this prize put CTG at the forefront in terms of the Company Social Commitment, which is the commitment taken on by the Company towards the Community and the Environment through its different programs, which include Lunch for the needy, Milk for children, Community horticulture, and with the internal and external creation of awareness of the importance of the environment.

With regard to Information Systems and Communications, the company continued implementing the policy of the 2002 fiscal year of updating its equipment and software only when the need for it was justified (because of the rise in prices owing to the devaluation of the peso), such as antivirus, administrative management, spreadsheet and word processing software and some hardware.

Due to the improvements made in the application software and the connection links with Cammesa, it was possible to gradually reduce the unavailability of the Real-Time Operating System (SOTR).

The audits of the Commercial Measurement System (SMEC) were passed successfully, with no observations.

A communication interface with cell phones was developed as a result of putting the turbogroups out-of-service.

External attacks by unknown viruses were successfully overcome. No operative problems were recorded during the year neither in the servers nor at the workstations.

Major Maintenance Activities carried out in the 60-MW Unit (GÜE 11)

These activities began on April 1 and ended on July 7, which meant having the generation group out-of-service for 98 days and demanded an investment of approximately $3,300,000. Therefore, this was the most important maintenance work of 2003.

After the turbine was disassembled, a significant deterioration of the driving wheels (static components) of the low pressure body could be appreciated. Its repair meant a significant delay in the work schedule.

The visual inspection of the condition of the turbine buckets led the specialists to recommend their replacement, which was done immediately. Additionally, there arose the need to plan the high pressure close surface. The upper lid close surface was rectified, as was the lower one (manually).

Then the stator winding change was carried out. The trials of the new winding turned out satisfactory.

Restructuring of Liabilities

The exchange of an amount of US$ 31,668,600 in outstanding corporate notes for an equal amount of new corporate notes was carried out on March 11, 2003 in New York City. Considering the exchange carried out, the remaining amount of outstanding corporate notes amounts to US$ 22,331,400.

On March 17, 2003, in accordance with the prohibitory injunction issued on the Approval of the Out-of-Court Agreement on the Adaptation of the Agreement and Autonomous Action to Adapt the Agreement or Action for the Review of the Agreement, the Company's Board of Directors was authorized to suspend the accrual and payment of the interest installments maturing as from March 26, 2003 under the terms stipulated in the Agreement and, in consequence whereof, was authorized to pay them in accordance with the terms of the judicial proposal contained in the Action for the Review of the Agreement –annual rate of 2%- until final judgment on the subject-matter of the Action for the Review of the Agreement were issued.

On August 5, 2003, the Company was notified of a complaint for US$ 22,331,400 filed in the Courts of New York by an alleged holder of US$ 4,700,000 of the Remaining Corporate Notes. The Complaint was filed by Van Eck Global Opportunity Master Fund, Ltd, which demanded the following: (a) the payment of the difference in interest payment corresponding to the fifth installment of the Remaining Corporate Notes matured on March 26, 2003, which amounted to US$ 23,500 plus interest, (b) the acceleration of all the debt which the Company had with Van Eck as it considered that the Company had not complied with its obligation to pay interest at the rate agreed upon in the Trust Agreement, (c) the Court's finding that Van Eck was entitled to be paid interest at the rate duly agreed upon in the Trust Agreement and in the Certificates of the Remaining Corporate Notes.

The Company came to a settlement with Van Eck whereby Van Eck agreed to abandon the action and waive its right, in exchange for the Company's commitment to purchase from Van Eck a portion of the corporate notes that would replace the Remaining Corporate Notes, and which would be issued immediately after the rendering of the Judgment approving the Action for the Review of the Agreement and ordering the exchange of the Remaining Corporate Notes for the new corporate notes.

On October 3, 2003, the Judgment granting the Company's petition for the Approval of the Out-of-Court Agreement on the Adaptation of the Agreement and Autonomous Action to Adapt the Agreement or Action for the Review of the Agreement, was rendered and in consequence whereof the following was resolved: (1) to approve the Out-of-Court Agreement on the Adaptation of the Agreement in accordance with the terms of the Trust Agreement entered into on March 11, 2003 with the Holders of New Notes, which represented the amount of US$31,668,600 of the claims relating to corporate notes, (2) to consider reviewed the Agreement which represented the amount of US$22,331,400 of the claims relating to corporate notes under the terms of the Alternative II of the Judicial Proposal to Adapt the Agreement, consisting of the issuance of new notes, under the proposed terms and conditions, maturing in 2013 and at an annual interest rate of 2% payable semiannually following the maturity order of interest payments that the Company has been paying.

Consequently, and given that the conditions stipulated in the Settlement agreed on with Van Eck were fulfilled, the Company purchased, during the first week of November 2003, the portion of the New Corporate Notes agreed-upon in the Settlement and Van Eck abandoned the action and waived its right.

Therefore, the restructuring process of liabilities that had begun in July 2002 as a consequence of the new economic and political context of both the country and the electricity sector as from the beginning of that year, and which had the following main objectives:

- Preserve the Company's viability,
- Maintain a positive cash flow so as to keep the Company in operation, and finally,
- Be able to comply with the commitments taken on by the Company under the Agreement.

was considered concluded.

Prospects

For 2004, the government is showing signs of acknowledging that it is necessary to adjust the rates in order to avoid natural gas shortage and correct the gap between seasonal and spot prices in the electricity market.

The fact that natural gas rates have not been adjusted led to a standstill in all investments planned in drilling and exploration of new wells, which could give rise to supply restraints in winter months, when demand peaks take place. This could have a significant impact on the productive sector since, along with natural gas shortage there could also be restraints in power supply.

Demand segmentation will be one of the measures to be implemented in order to correct the price gaps in the electricity market. This would make it possible to adjust the prices charged to large users who, to some extent, have already adjusted the prices of their products or else export, which would allow them to absorb such increases.

With regard to the natural gas market, CTG is facing some difficulties in closing supply agreements for the 2004 period, given that, in addition to the fact that the government does not allow an increase in reference prices of electricity, natural gas demand from the industrial sector has significantly increased. Owing to the lack of a regulated price for the purchase of natural gas, the industrial sector in general is in a better situation than a generator in the sense that it can assume a higher price and transfer it to the cost of its products. If the lack of supply of natural gas remains, CTG will only be able to operate as from May with only one group of 60 MW.

With regard to the agreements in the Forward Market, the agreement signed by CTG to export 150 MW to Uruguay will continue in effect until January 2005. The rest of the GUMA (major large users) contracts expire in April 2004 and are expected to be renewed for a new period (one year).

During 2004 there will be a significant decrease in revenues as compared to 2003 due to the application of resolutions 240 and 406 of the Energy Secretary. Resolution 240 changed the way in which the price was fixed on the spot market. The mechanism for setting the price contemplated in this resolution is based on an idealized view of the market, since in order to determine the market price that will be recognized, it is considered that all thermal plants available in the market are natural-gas-fired plants, even though there are machines which operate with more expensive fuels (fuel oil or diesel). On the price-fixing list there are even machines which are available but inactive because of the lack of natural gas. This causes the market price to be limited to $40 per MWh during the periods of maximum thermal demand and winter, compared to the $120 per MWh it could reach prior to the application of Resolution 240. The Resolution recognizes the real operating cost of those machines which operate with fuels other than natural gas (between $120 and $260 per MWh for liquid-fuel-fed machines and $60 per MWh for hydraulic ones).

The combined effects of resolutions 240 and 406 make it possible to anticipate an additional decrease in revenues, since the latter –because the funds collected by Cammesa are not enough to pay generators 100% of the market price– establishes that only the operating cost (CO) will be paid and that the difference between the market price and the CO will be accumulated in a consolidated balance, which will be paid as and when the Seasonal Fund recovers.

Historically, and prior to the application of the aforementioned resolutions, CTG's revenues increased in winter. This allowed the Company to meet its financial commitments and afford maintenance costs. However, this will not be the case in 2004.

Salta, March 10, 2004

LEONARDO J. GALIA
Director acting President

CENTRAL TERMICA GÜEMES S.A.

INFORMATIVE SUMMARY AS OF DECEMBER 31, 2003

1. A Brief on Company's Activities

Production and Sales

During the year 2003, 1,102 GWh were produced, which means a level of production 13% lower than that of the previous fiscal year (1,267 GWh), whereas the production volume sold to the market for the year 2003 amounted to 1,030 GWh.

Prices

The average price of energy at the Güemes node and power supplied during the year 2003 amounted to $42.96 /MWh ($ 44,245,175/1,030 GWh) which turned out lower than the average price of the previous year ($46.70/MWh - $55,018,183/1,178 GWh) by 8 %.

Sales

Gross sales (net of compensations with the system) for the year 2003 fell 20% to $44,245,175 as compared to the $55,018,183 of the previous year. The $-10.8 million absolute variation in gross sales is due mainly to the decrease recorded in both production ($-6.4 million) and price ($-4.4 million).

Results

The operating result for the year ended December 31, 2003 showed a loss amounting to $8,467,203, which was higher than the $ 3,412,343 operating loss for the previous year by $ 5,054,860.

The net result for the year showed a profit of $ 26,476,712, which considering the loss for the previous year shows a profit of $ 87.15 million.

It is important to clarify that the net profit of $ 26,476,712 as of December 31, 2003 includes: a) a gain on exchange rate difference and accrual of the net present value of corporate notes maturing in March 2013 for $10.4 million, and b) an extraordinary gain of $ 28.7 million as a consequence of the valuation of the debt in corporate notes after the restructuring at its net present value.

Shareholders' Equity

The debt ratio by the end of 2003 increased 0.72% to 1.46%, as compared to the 0.74% debt ratio by the end of the previous year.

2. Equity and Results Structure

2.1 Equity Structure

	....2003....	....2002....	....2001....	....2000....	....1999....
Current Assets	17,209,203	25,282,795	39,516,417	41,600,498	48,208,201
Non-Current Assets	185,745,541	195,018,564	200,848,374	203,610,823	215,522,790
Total	**202,954,744**	**220,301,359**	**240,364,791**	**245,211,321**	**263,730,991**
Current Liabilities	8,199,989	6,652,690	9,180,705	17,466,879	31,873,969
Non-Current Liabilities	74,244,778	119,615,404	121,073,871	121,709,233	131,593,232
Subtotal	**82,444,767**	**126,268,094**	**130,254,576**	**139,176,112**	**163,467,201**
Shareholders' Equity	**120,509,977**	**94,033,265**	**110,110,215**	**106,035,209**	**100,263,790**
Total	**202,954,744**	**220,301,359**	**240,364,791**	**245,211,321**	**263,730,991**

2.2 Results Structure

	2003	2002	2001	2000	1999
Operating Results	(8,467,203)	(3,412,343)	(1,148,988)	(716,569)	(6,582,554)
Financial Results	6,207,935	(57,268,309)	(1,607,999)	1,204,523	(13,271,864)
Net Ordinary (Loss) Income	**(2,259,268)**	**(60,680,652)**	**(2,756,987)**	**487,954**	**(19,854,418)**
Extraordinary Gain (Loss)	28,735,980		6,831,993	5,283,465	(3,750,252)
(Loss) Income for the year	**26,476,712**	**(60,680,652)**	**4,075,006**	**5,771,419**	**(23,604,670)**

2.3 Significant variations of accounts (between 12/31/03 and 12/31/02)

Cash and banks and Current investments

These two accounts, taken as a whole, showed a negative variation of $-5.1 million, due to (1) the investment in the major maintenance activities carried out in the 60-MW generation unit and (2) the change of payment terms with natural gas suppliers.

Accounts receivable

The decrease in accounts receivable ($-1.6 million) is due basically to the increase in the allowance for bad debts, offset by an increase in collection periods.

Property, plant and equipment

The negative variation in property, plant and equipment ($-6.5 million) is due to a $3.3 million increase owing to the investment in major maintenance activities and a $-9.8 million decrease owing to the year's depreciation.

Current and non-current bank loans

The decrease in Bank loans, which is comprised of the debt in corporate notes, is due to: a) differences in the US dollar rate of exchange and accrual of the net present value of corporate notes ($-10.4 million); b) repurchase of notes ($-1.2 million) and c) valuation of the debt at its net present value ($-97.9 million), charging 64 million to the accumulated deficit and the loss for the year ended 2002 and 33.9 million to the extraordinary gain for the year ended December 31, 2003.

3. Statistical data (in physical units)

	GWh	GWh	GWh	GWh	GWh
Production volume	1,102	1,267	1,470	1,730	1,920
Sales volume	1,030	1,178	1,375	1,625	1,801

4. Ratios

	....2003....	....2002....	....2001....	....2000....	....1999....
Liquidity	2.09	3.80	4.30	2.38	1.51
Debt	1.46	0.74	0.84	0.76	0.61
Tied-up capital	0.91	0.88	0.84	0.83	0.82
Profitability	0.22	(0.64)	0.04	0.05	(0.23)

(1) Current Assets/Current Liabilities.
(2) Shareholders' Equity/Total Liabilities.
(3) Non-Current Assets/Total Assets.
(4) Income for the year/Shareholders' Equity

5. Prospects

For 2004, the government is showing signs of acknowledging that it is necessary to adjust the rates in order to avoid natural gas shortage and correct the gap between seasonal and spot prices in the electricity market.

With regard to natural gas, CTG is facing some difficulties in closing supply agreements for the 2004 period, given that, in addition to the fact that the government does not allow an increase in reference prices of electricity, natural gas demand from the industrial sector has significantly increased. If the lack of supply of natural gas remains, CTG will only be able to operate as from May with only one group of 60 MW.

With regard to the agreements in the Forward Market, the agreement signed by CTG to export 150 MW to Uruguay will continue in effect until January 2005. The rest of the GUMA (major large users) contracts expire in April 2004 and are expected to be renewed for a new period (one year).

During 2004 there will be a significant decrease in revenues as compared to 2003 due to the application of resolutions 240 and 406 of the Energy Secretary. Resolution 240 changed the way in which the price was fixed on the spot market. The mechanism for setting the price contemplated in this resolution is based on an idealized view of the market, since in order to determine the market price that will be recognized, it is considered that all thermal plants available in the market are natural-gas-fired plants, even though there are machines which operate with more expensive fuels (fuel oil or diesel). On the price-fixing list there are even machines which are available but inactive because of the lack of natural gas. This causes the market price to be limited to $40 per MWh during the periods of maximum thermal demand and winter, compared to the $120 per MWh it could reach prior to the application of Resolution 240. The Resolution recognizes the real operating cost of those machines which operate with fuels other than natural gas (between $120 and $260 per MWh for liquid-fuel-fed machines and $60 per MWh for hydraulic ones).

The combined effects of resolutions 240 and 406 make it possible to anticipate an additional decrease in revenues, since the latter –because the funds collected by Cammesa are not enough to pay generators 100% of the market price– establishes that only the operating cost (CO) will be paid and that the difference between the market price and the CO will be accumulated in a consolidated balance, which will be paid as and when the Seasonal Fund recovers.

Historically, and prior to the application of the aforementioned resolutions, CTG's revenues increased in winter. This allowed the Company to meet its financial commitments and afford maintenance costs. However, this will not be the case in 2004.

AUDITORS' REPORT

(Translation into English of the Auditors' report originally issued in Spanish, except for the last paragraph)

To the President and Directors of
Central Térmica Güemes S.A.

1. Identification of the financial statements subject to the review

We have audited the accompanying balance sheets of Central Térmica Güemes S.A. as of December 31, 2003 and 2002, and the related statements of operations, changes in shareholders' equity and cash flows, including notes 1 through 10 thereto and supplemental schedules I through V, for the years then ended.

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion thereon based on our audit performed with the scope mentioned in 2.

2. Scope of our work

We conducted our audit in accordance with auditing standards generally accepted in Argentina, established by the Argentine Federation of Professional Councils in Economic Sciences. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management.

3. Prior clarifications

a) As explained in note 2 to the financial statements, as from the fiscal year ended December 31, 2003 and as required by General Resolution No. 434/03 of the National Securities Commission, the Company's financial statements have been prepared in accordance with the provisions of Technical Resolutions Nos. 16 through 20 of the Argentine Federation of Professional Councils in Economic Sciences, with some exceptions resolved by the regulatory agency.

b) As indicated in note 2, Decree No. 664/03 of the Federal Government and General Resolution No. 441/03 of the National Securities Commission, suspended the restatement of financial statements to reflect the effects of inflation as from March 1, 2003. However, in accordance with generally accepted accounting principles the restatement of financial statements continued to be in effect through September 30, 2003. Given the low level of significance of the variations recorded in the domestic wholesale price index, which is the index used for the restatement of financial statements to reflect the effects of inflation, during the period of December 2002 to September 2003, the Company has chosen not to restate the financial statements for the year ended December 31, 2003. The effect of not having restated the financial statements from January 1 through September 30, 2003 is not significant on the financial statements taken as a whole. The financial statements as of December 31, 2002, presented for comparative purposes, have been restated for inflation as of December 2002.

c) As mentioned in notes 9 and 10, due to the effects of the measures adopted by the Federal Government, the Company's revenues are in pesos, while part of its expenses and a significant part of its liabilities are denominated in US dollars. Taking into account that the Government has not yet defined its official stance with regard to the rates of the electricity sector and that the renegotiation process of such rates continues, as of the date of approval of these financial statements, it is not possible to accurately predict the future evolution of the electricity sector in either the short or medium term. The aforementioned situation creates uncertainties on the effects that the measures to be adopted by the Government concerning the electricity sector might have on the Company's financial and economic position (including the recoverable value of its non-current assets) the results of its operations and future cash flows. The financial statements do not include any adjustment that could result from the outcome of these uncertainties.

4. Opinion

In our opinion, subject to the effects, if there were any, that could derive from the final outcome of the situation described in the preceding paragraph, the financial statements referred to in section 1, present fairly, in all material respects, the financial position of Central Térmica Güemes S.A. as of December 31, 2003 and 2002 and the results of its operations, the changes in shareholders' equity and cash flows for the years then ended, in conformity with accounting principles generally accepted in Argentina, applied uniformly, after computing the retroactive effect of the change of accounting principles mentioned in section 3 a), with which we agree.

5. Special information required by current legal regulations

(for the year ended December 31, 2003)

a) The amounts of the financial statements mentioned in section 1 of this report, agree with the accounting records of the Company's legal books of account which have been kept, in all formal aspects, in conformity with current legal regulations.

b) The financial statements have been prepared, in all formal aspects, in accordance with the provisions of Law No. 19,550 and General Resolution No. 434/03 of the National Securities Commission, and have been transcribed to the Inventory and Balance Sheet Book.

c) As part of our audit, the scope of which is mentioned in section 2 of this report, we have examined the Informative Summary and the Additional Information for the fiscal year ended December 31, 2003 prepared by the Company's Board of Directors, as required by the National Securities Commission and the Buenos Aires Stock Exchange Regulations, respectively, about which we have no observations to make as to matters within our professional competence.

d) According to the Company's accounting records, liabilities accrued in favor of the Retirement and Pension Plan System as of December 31, 2003, amount to $124,268, which are not due as of that date.

e) In compliance with the provisions of General Resolution No. 368/01 of the National Securities Commission, we report that during the fiscal year ended December 31, 2003:

    i) the quotient between the total of auditing services invoiced to the Company and the total invoiced to the Company for all concepts, including the auditing services, is 0.37;
    ii) the quotient between the total of auditing services invoiced to the Company and the total of auditing services invoiced to the Company and its parent company, is 0.83; and
    iii) the quotient between the total of auditing services invoiced to the Company and the total invoiced to the Company and its parent company for all concepts, including the auditing services, is 0.34.

The financial statements referred to in section 1 are presented on the basis of accounting principles generally accepted in Argentina and have been translated into English for the convenience of foreign readers. They are not intended to present the financial position of the Company, the results of its operations, the changes in shareholders' equity or cash flows in accordance with accounting principles generally accepted in the countries of the users of the financial statements, other than Argentina

Autonomous City of Buenos Aires, March 10, 2004

CENTRAL TERMICA GÜEMES S.A.

Ruta 34, km. 1135 - General Güemes - Provincia de Salta

Company's main activity:	Operation of thermoelectric generation plants
Registration Number with the Companies' Inspection Bureau of Salta:	35/99
Registration Number in the Court of Original Jurisdiction in Commercial Matters of Minas, Province of Salta:	Folio 9/10, Entry 2425 of the Corporations Book number 10
Filing date of the Company's by-laws and amendments thereto with the Companies' Inspection Bureau:	September 18, 1992, September 2, 1993, July 8, 1999, February 29, 2000 and December 4, 2002.
Duration of the Company:	February 28, 2092
Parent company:	Powerco S.A.
Percentage held by the parent company in capital stock and votes	60%

FISCAL YEAR No. 12
COMMENCED JANUARY 1, 2003

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002
(stated in pesos-note 2)

CAPITAL STOCK
(note 4)

	.....2003 and 2002.... Subscribed and paid-in (stated in pesos)
Common shares Class A, N/V $1, 1 vote each	37,743,600
Common shares Class B, N/V $1, 1 vote each	18,871,800
Common shares Class C, N/V $1, 1 vote each	6,290,600
TOTAL	62,906,000

CENTRAL TERMICA GÜEMES S.A.
BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002
(stated in pesos – note 2)

	......2003......	......2002......
ASSETS		
CURRENT ASSETS		
Cash and banks	5,081,256	9,716,884
Investments (schedule I)	76,870	564,651
Accounts receivable (note 3.1)	9,530,254	11,109,205
Other receivables (note 3.2)	1,933,284	3,306,828
Spare-parts and materials	587,539	585,227
Total Current Assets	**17,209,203**	**25,282,795**
NON-CURRENT ASSETS		
Other receivables (note 3.2)	53,335	3,159,231
Spare-parts and materials	4,570,000	4,250,000
Property, plant and equipment (schedule II)	181,122,206	187,609,333
Deferred tax (note 5)		
Total Non-Current Assets	**185,745,541**	**195,018,564**
TOTAL ASSETS	**202,954,744**	**220,301,359**
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable		
Trade payables	4,915,390	3,448,645
Loans (note 6)	1,449,662	1,425,510
Payroll and social security charges	762,868	503,325
Taxes	1,028,897	1,254,538
Other liabilities	43,172	20,672
Total Current Liabilities	**8,199,989**	**6,652,690**
NON-CURRENT LIABILITIES		
Accounts payable		
Loans (note 6)	72,048,700	117,612,521
Taxes	750,159	905,018
Total accounts payable	**72,798,859**	**118,517,539**
Reserves (schedule III)	1,445,919	1,097,865
Total Non-Current Liabilities	**74,244,778**	**119,615,404**
Total Liabilities	**82,444,767**	**126,268,094**
SHAREHOLDERS' EQUITY		
(as per the corresponding statements)	**120,509,977**	**94,033,265**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**202,954,744**	**220,301,359**

The attached notes 1 through 10 and supplemental schedules I through V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.
STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(stated in pesos – note 2)

	......2003......	......2002......
Net sales (note 3.4)	39,647,195	48,123,692
Cost of sales (schedule V)	(35,782,411)	(41,108,897)
Gross Profit	**3,864,784**	**7,014,795**
Selling expenses (schedule V)	(4,427,279)	(1,695,299)
Administrative expenses (schedule V)	(3,949,894)	(7,613,786)
Operating Loss	**(4,512,389)**	**(2,294,290)**
Financial and holding results		
Generated by assets		
Result of exposure to the change in the purchasing power of the currency		(15,135,669)
Exchange rate difference and holding result	439,500	2,254,521
Interest	210,533	1,238,514
Generated by liabilities		
Result of exposure to the change in the purchasing power of the currency		69,925,586
Exchange rate difference	23,760,000	(132,821,910)
Exchange rate difference and accrual of the net present value of corporate notes	(13,337,996)	19,763,773
Interest	(4,708,355)	(2,317,152)
Bank charges and expenses	(155,747)	(175,976)
Other income and expense, net	(3,954,814)	(1,118,053)
Income tax (note 5)		
Ordinary loss for the year	**(2,259,268)**	**(60,680,652)**
Extraordinary results		
Net gain on calculation of the present value of corporate notes (note 6)	28,735,980	
NET PROFIT (LOSS) FOR THE YEAR	**26,476,712**	**(60,680,652)**
Ordinary loss per share	**(0.03)**	**(0.96)**
Total earnings (loss) per share	**0.42**	**(0.96)**

The attached notes 1 through 10 and supplemental schedules I through V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

(restated to reflect the effects of inflation – stated in pesos)

	....Owners' contributions....		Legal reserve	Accumulated Deficit	Total
	Capital stock	Adjustment to capital			
Balances as of December 31, 2001	62,906,000	86,016,073	1,188,046	(39,999,904)	110,110,215
Prior year's adjustment (notes 2 and 6)				44,603,706	44,603,706
Subtotal	62,906,000	86,016,073	1,188,046	4,603,802	154,713,921
Distribution of profits approved by the Shareholders' Meeting held on April 25, 2002:					
- to legal reserve			203,526	(203,526)	
Net loss for the year				(60,680,652)	(60,680,652)
Balances as of December 31, 2002	**62,906,000**	**86,016,073**	**1,391,572**	**(56,280,380)**	**94,033,265**
Net profit for the year				26,476,712	26,476,712
Balances as of December 31, 2003	**62,906,000**	**86,016,073**	**1,391,572**	**(29,803,668)**	**120,509,977**

The attached notes 1 through 10 and supplemental schedules I through V are an integral part of these statements.

CENTRAL TERMICA GÜEMES S.A.
STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

(stated in pesos – note 2)

	.....2003.....	.....2002.....
CAUSES FOR CHANGES IN CASH AND CASH EQUIVALENTS (1)		
OPERATING ACTIVITIES		
Net ordinary loss for the year	(2,259,268)	(60,080,652)
Adjustments to reconcile net loss to net cash provided by operating activities		
Depreciation of property, plant and equipment	9,806,374	10,230,867
Net increase in allowances/reserves	7,769,079	1,654,439
Unpaid interest and exchange rate differences and gain on calculation of net present value of corporate notes	(2,486,852)	45,695,496
Subtotal	**12,829,333**	**(3,099,850)**
Net extraordinary gain for the year	28,735,980	
Adjustment to reconcile net gain to net cash provided by operating activities		
Gain on calculation of net present value of corporate notes	(33,969,817)	
Subtotal	7,595,496	(3,099,850)
Net changes in operating assets and liabilities		
(Increase) Decrease in accounts receivable	(1,421,049)	10,312,738
Decrease (Increase) in other receivables	879,440	(1,258,230)
Increase in spare-parts and materials	(322,312)	(146,856)
Increase (Decrease) in trade payables	1,466,745	(1,234,232)
Decrease in payroll, social security charges, taxes and other liabilities	(98,457)	(3,387,841)
Use of allowances/reserves	(821,025)	(2,437,018)
Subtotal	(316,658)	1,878,561
Net cash provided by (used in) operating activities	**7,278,838**	**(1,221,289)**
INVESTING ACTIVITIES		
Acquisition of property, plant and equipment	(3,319,247)	(47,027)
Net cash used in investing activities	**(3,319,247)**	**(42,027)**
FINANCING ACTIVITIES		
Decrease in loans	(9,083,000)	(656,320)
Net cash used in financing activities	**(9,083,000)**	**(656,320)**
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	**(5,123,409)**	**(1,924,636)**
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	**10,281,535**	**12,206,171**
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	**5,158,126**	**10,281,535**

(1) Cash and banks and Investments

The attached notes 1 through 10 and supplemental schedules I through V are an integral part of these statements.

1. EXCHANGE OF CORPORATE NOTES

As from June 2002, due to the uncertainty caused by the serious economic and financial crisis which the country and the electricity market in general have been going through, the Company's Board of Directors decided to begin conversations with the holders of Corporate Notes (floating rate for US$ 54,000,000 due in 2010), so as to rediscuss with them the terms and conditions of the Notes and make it possible for the Company, in this way, to pay principal and interest on the debt agreed upon in the Agreement approved by resolution dated September 12, 2000 which was later complemented by other explanatory resolutions dated September 19 and 26, 2000.

Taking into account that the fourth interest installment on Corporate Notes under the Agreement matured on September 26, 2002, the Company, considering the new regulations adopted by the Federal Government –Laws Nos. 25561 and 25563 and Emergency Decrees Nos. 214/2002, 320/2002, and 410/2002- (the "New Regulations"), decided to pay general creditors without prejudice to the rights to which it might be entitled (a) in relation to the holders of Corporate Notes (the "Notes"): (a.i) pursuant to the final interpretation of the New Regulations concerning the fact that the Notes maturing in 2010 must be paid in Argentine pesos (pesification), (a.ii) pursuant to the eventual application of the doctrine of unforeseeability (which permits the modification of contracts based on the unforeseeability of events) and/or equity; (b) in relation to the other general creditors: pursuant to the eventual application of the doctrine of unforeseeability.

During the months of July and September 2002, the Company held meetings in New York City with some of the main holders of the Notes issued under the Agreement, to inform them about the Company's need to change the terms and conditions of the Agreement, as a consequence of the New Regulations and the new economic and financial context of both the country and the electricity sector, with the following main objectives in mind:

- Preserve the Company's viability,
- Maintain a positive cash flow so as to keep the Company in operation, and finally,
- Be able to comply with the commitments taken on by the Company under the Agreement.

Given that the Company had not defaulted on interest payments of the Notes, the main creditors were not interested in initiating negotiations of any kind.

On November 15, 2002, the Board of Directors called a Special Shareholders' Meeting in order to obtain the legally required consent to prepare the terms and conditions of the exchange offer to be made to the holders of the Notes issued under the Agreement.

On December 4, 2002, the Special Shareholders' Meeting unanimously approved the proposal submitted by the Director acting President, which consisted of modifying sections five and six of the Company's By-laws in order to have a new element for negotiating the future proposal for the restructuring of the Company's financial debt, subjecting the capital increase to be proposed and those amendments, to the acceptance of proposal No 1, described in the "Exchange Offer", by Corporate Note holders.

The aforementioned "Exchange Offer" was made on December 20, 2002 and its maturity date, originally fixed for January 31, 2003, was extended until February 14, 2003.
In the "Exchange Offer", the Company offered Corporate Note holders two proposals which consisted of:

Proposal No. 1:
Up to a maximum amount of US$ 32,400,000 in new Corporate Notes at an annual interest rate of 3%, with final maturity in 2013, ("New Corporate Notes Proposal 1") and up to a maximum of 24,840,000 common shares Class D of its common stock, nominal value 1.00 each, representing approximately 28.31% and 7.32% of the Company's capital stock and voting rights, respectively. For each US$ 1,000 of principal of existing Corporate Notes that were received for the exchange, the Company would issue "New Corporate Notes Proposal 1" for a principal amount of US$ 600 and 460 shares (rounding the value to the immediately following whole number in order to issue New Corporate Notes in minimum denominations of US$ 1.00 and avoid the issuance of cent-denominated shares).

Proposal No. 2:
Up to a maximum amount of US$ 54,000,000 in Corporate Notes at an annual interest rate of 2%, with final maturity in 2013 ("New Corporate Notes Proposal 2"). For each US$ 1,000 of principal of existing Corporate Notes that were received for the exchange pursuant to this proposal, the Company would issue "New Corporate Notes Proposal 2" for a principal amount of US$ 1,000.

The New Corporate Notes will constitute common, unsecured and unsubordinated obligations of the Company which will mature ten years after issuance (the "Maturity Date of the New Corporate Notes"). Interest on the principal amount pending amortization will be paid semiannually, in arrears and in cash. The first interest payment will fall due on the sixth month following the date of issuance. Principal will be repaid in only one payment on the Maturity Date of the New Corporate Notes.

The New Corporate Notes will be regarded as Corporate Notes pursuant to the provisions of the Corporate Notes Law No. 23576, as amended by Laws Nos. 23962 and 24435, and will therefore enjoy the benefits and be subject to the formalities therein established. In accordance with the provisions of Decree No. 749/2000 and Resolution No. 368/01 of the National Securities Commission (CNV), the New Corporate Notes offered in exchange for the Outstanding Corporate Notes will not be assessed according to risk.

The holders who offered their existing Corporate Notes within the "Exchange Offer" would receive a premium for the acceptance in the amount of US$ 7.50 for each US$ 1,000 in principal of the existing Corporate Notes.

The Exchange Offer was subject to both the holders offering 100% of the outstanding principal amounts of existing Corporate Notes and the approval of all the regulatory provisions necessary in Argentina.
In the Board of Directors' meeting held on February 27, 2003, the Director acting President informed the Directors that the previously mentioned "Exchange Offer" had been concluded on February 26, 2003, at 5 p.m. New York time.

Subsequent to that, he proposed that, taking into account the final outcome of the Exchange Offer and the acceptance of Proposal No. 2 for a total approximate amount of US$ 31,668,000 (approximately 58 % of the principal amount of Outstanding Notes), the condition established in the Prospectus of the Exchange Offer, requiring the participation of those holding 100 % of Outstanding Corporate Notes principal, be dispensed and that offers received subject to the obtaining of approvals of the Buenos Aires Stock Exchange and the Electronic Open Market, still pending, be accepted. Furthermore, he proposed that the transaction and the exchange of the Outstanding Corporate Notes offered for the New Corporate Notes for a definitive amount to be informed by the Agent in charge of the Exchange, be closed and made as soon as possible.

The exchange of an amount of US$ 31,668,600 in outstanding corporate notes for an equal amount of New Corporate Notes was carried out on March 11, 2003 in New York City. Considering the exchange carried out, the remaining amount of outstanding corporate notes amounts to US$ 22,331,400 (the "Remaining Corporate Notes").
The Company's Board of Directors stated that the purpose of the new corporate notes is to restructure the debt. Therefore the purpose of refinancing of liabilities mentioned in section 35 of the Corporate Notes Law is applicable to this case.

On March 17, 2003, in accordance with the prohibitory injunction issued on the Autonomous Action to Adapt the Agreement or Action for the Review of the Agreement (the "Action for the Review of the Agreement"), the Company's Board of Directors was authorized to suspend the accrual and payment of interest installments maturing as from March 26, 2003 under the terms stipulated in the Agreement and, in consequence whereof, was authorized to pay them in accordance with the terms of the judicial proposal contained in the Action for the Review of the Agreement –annual rate of 2%- until final judgment on the subject-matter of the Action for the Review of the Agreement were issued (the "Judgment").

On August 5, 2003, the Company was notified of a complaint for US$ 22,331,400 (the "Complaint") filed in the Courts of New York (the "Court") by an alleged holder of US$ 4,700,000 of the Remaining Corporate Notes. The Complaint was filed by Van Eck Global Opportunity Master Fund, Ltd, alleged holder of US$ 4,700,000 of the Remaining Corporate Notes ("Van Eck"). Van Eck requests of the Court the following: (a) the payment of the difference in interest payment corresponding to the fifth installment of the Remaining Corporate Notes matured on March 26, 2003 which amounts to US$ 23,500 (twenty-three thousand five hundred) plus interest, (b) the acceleration of all the debt which the Company has with Van Eck as it considers that the Company has not complied with its obligation to pay interest at the rate agreed upon in the Trust Agreement, (c) the Court's finding that Van Eck is entitled to be paid interest at the rate duly agreed upon in the Trust Agreement and in the Certificates of the Remaining Corporate Notes. The Company came to a settlement (the "Settlement") with Van Eck whereby Van Eck agreed to abandon the action and waive its right (the "Abandonment/Waiver"), in exchange for the Company's commitment to purchase from Van Eck a portion of the corporate notes that will replace the Remaining Corporate Notes, which will be issued immediately after the rendering of the Judgment approving the Action for the Review of the Agreement and ordering the exchange of the Remaining Corporate Notes for the new corporate notes (the "New Corporate Notes").

On October 3, 2003, the Judgment granting the Company's petition for the Approval of the Out-of-Court Agreement on the Adaptation of the Agreement and the Autonomous Action to Adapt the Agreement or Action for the Review of the Agreement, was rendered and, in consequence whereof, the following was resolved: (1) to approve the Out-of-Court Agreement on the Adaptation of the Agreement in accordance with the terms of the Trust Agreement entered into on March 11, 2003 with the Holders of New Notes, which represents the amount of US$31,668,600 of the claims relating to corporate notes, (2) to consider reviewed the Agreement which represents the amount of US$22,331,400 of the claims relating to corporate notes under the terms of the Alternative 2 of the Judicial Proposal to Adapt the Agreement, consisting of the issuance of new notes, under the proposed terms and conditions, maturing in 2013 and at an annual interest rate of 2% payable semiannually following the maturity order of interest payments that the Company has been paying.

Consequently, and given that the conditions stipulated in the Settlement agreed on with Van Eck were fulfilled, the Company purchased, during the first week of November 2003, the portion of the New Corporate Notes agreed-upon in the Settlement, equivalent to US$400,000, and Van Eck abandoned the action and waived its right

The statements included herein concerning the Company's foreign currency denominated liabilities and their restatement in pesos, do not imply the acceptance of the type of currency or applicable rate of exchange, nor are they to be construed as a waiver to any rights within the context of the New Regulations or any other regulations.

2. BASES OF PRESENTATION AND MAIN ACCOUNTING POLICIES

As required by the provisions of General Resolution No. 434/03 of the National Securities Commission (CNV), as from January 1, 2003 the Company's financial statements have been prepared in accordance with the provisions of Technical Resolutions Nos. 16 through 20 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), with the changes introduced by the CNV.

The financial statements as of December 31, 2002, presented for comparative purposes, include the effects of the application of Technical Resolutions Nos. 16 through 20 of the Argentine Federation of Professional Councils in Economic Sciences, which are applicable to the Company as from the fiscal year commenced on January 1, 2003.

Decree No. 664/03 of the Federal Government and General Resolution No. 441/03 of the National Securities Commission, issued on April 8, 2003, suspended the restatement of financial statements to reflect the effects of inflation as from March 1, 2003 and established that the last index applicable to the restatement would be that of February 2003. However, in accordance with generally accepted accounting principles the restatement of financial statements continued to be in effect through September 30, 2003.

Given the low level of significance of the variations recorded in the domestic wholesale price index, which is the index used for the restatement of financial statements to reflect the effects of inflation, during the period of December 2002 to September 2003, the Company has chosen not to restate the financial statements for the year ended December 31, 2003. The effect of not having restated the financial statements from January 1 through September 30, 2003 is not significant on the financial statements taken as a whole.

The financial statements as of December 31, 2002, presented for comparative purposes, have been restated for inflation as of December 2002.

The main accounting criteria applied in the preparation of the financial statements are as follow:

Monetary items – Cash and banks, receivables, payables and reserves/allowances in pesos have been maintained at their nominal values, plus interest accrued, if any, through the end of each year. Non-current credit and debit balances that were not subject to a specific interest rate or for which no form of financial compensation had been contemplated, have been valued at their undiscounted value, being non-significant the differences in relation to their present values. This same criterion has been applied to current credit and debit balances, as the fiscal year may be regarded as a period of monetary stability due to the low variations recorded in the domestic wholesale price index.

Foreign currency denominated assets and liabilities – They have been valued at the rate of exchange in effect as of the end of each year, plus interest accrued, if any (See Refinancing of liabilities – Corporate Notes).

Investments - Mutual funds have been valued at the quoted price as of the end of each year.

Spare-parts and materials – They have been valued at their estimated replacement cost as of the end of each year.

Property, plant and equipment – Property, plant and equipment has been restated as indicated in the first part of this note, net of accumulated depreciation. Depreciation was determined by applying the straight-line method over the estimated useful life of each asset, except for certain assets for which the unit of production method was applied.

Income tax – As from fiscal year commenced January 1, 2003, the generally accepted accounting principles require the application of the deferred tax method to determine income tax. This method consists of recognizing the effects of the temporary differences arising from the valuation of assets and liabilities for accounting and tax purposes and of tax losses that may be applied to offset future taxable income, with the consequent recognition of deferred tax assets and liabilities.

Refinancing of liabilities – Corporate Notes – Technical Resolution No. 17 of the FACPCE establishes that whenever a debt between independent parties were subject to an interest rate significantly lower than that of the market, the debt will be measured based on the calculation of its discounted value using a rate that will reflect market evaluations of both the time value of money and the specific risks of the transaction. Furthermore, it establishes that whenever a debt between independent parties were replaced by another, whose terms and conditions were significantly different from those originally agreed-upon, the pre-existing account will be closed and a new debt will be recognized, which will be measured based on the calculation of its discounted value using a rate that will reflect market evaluations of both the time value of money and the specific risks of the debt. Additionally, the regulation states *juris et de jure* that the terms and conditions are substantially different if the discounted value of the new debt differs from the discounted value of the refinanced debt in, at least, ten percent. In this regard, and as mentioned in notes 1 and 6, the Company considers that the interest rate of corporate notes is significantly lower than that of the market and that the exchange of corporate notes carried out during fiscal year 2003, constitutes a refinancing in accordance with the new accounting principles. Therefore, the existing debt was written off and the new debt was recognized at its present value, using annual rates of 12% and 11.52% as of December 31, 2002 and 2003, respectively.

Earnings (loss) per share – As required by Technical Resolution No. 18, as from the fiscal year commenced on January 1, 2003, both the ordinary earnings(losses) per share and the total earnings(losses) per share have been disclosed in the statement of operations. This datum has also been included for the fiscal year 2002. Given that the Company has issued neither preferred shares nor corporate notes convertible into common shares, only the basic earnings(losses) per share have been included.

Reclassifications – Certain amounts in the financial statements as of December 31, 2002 have been reclassified in order to conform them with the 2003 presentation.

Capital stock - Capital stock has been restated for inflation as from the dates it was paid-in as indicated in the first part of this note. Capital stock has been disclosed at its nominal value and the surplus to reach the restated value has been included in the Adjustment to capital account.

Legal reserve and Accumulated deficit – Balances have been restated as indicated in the first part of this note.

Prior year's adjustment – Due to the application of the provisions of Technical Resolutions Nos. 16 through 20 mentioned in the first paragraph of this note, the shareholders' equity balance as of December 31, 2002 has been modified, affecting the accumulated deficit and the results for the year then ended, in accordance with the following detail:

	...2002...	...2001...
Net gain on calculation of the net present value of corporate notes as a consequence of the difference between the interest rate agreed upon in the transaction and the market rate (note 6)		44,603,706
Accrual of the net present value for the year 2002 and effect of the net exchange rate on the debt for corporate notes at present value	19,763,773	
Deferred tax assets	27,190,000	11,580,000
Allowance for deferred tax assets	(27,190,000)	(11,580,000)
Total	(*) 19,763,773	44,603,706

(*) Charged as financial result in fiscal year 2002.

Income statement accounts – Income statement accounts have been maintained at their historical values, except for the charges for non-monetary assets consumed (depreciation and disposal of property, plant and equipment) which have been determined according to the values of those assets.

Recoverable value – Due to the country's economic situation and its impact on the Company's operations, as detailed in notes 9 and 10, it has not been possible to determine the recoverable value of property, plant and equipment existing as of December 31, 2003.

Implicit financing components – They have not been segregated due to their lack of significance.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in Argentina requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. BREAKDOWN OF MAIN CAPTIONS

3.1 Accounts receivable

	.....2003.....	.....2002.....
CAMMESA	2,254,462	5,134,790
Debtors of the term market	8,958,826	5,707,823
Parent Company – Powerco S.A.	1,471,255	420,881
Doubtful accounts under legal proceedings	1,020,837	1,020,837
Allowance for bad debts (schedule III)	(4,175,126)	(1,175,126)
	9,530,254	**11,109,205**

The breakdown of the balances as of December 31, 2003 according to their collection period is as follows:

a) Pas t due	
within 6 months	59,553
more than 6 months	4,972,678
b) To become due within 3 months	8,673,149
Subtotal	13,705,380
Allowance for bad debts	(4,175,126)
	9,530,254

Accounts receivable do not accrue interest nor are they subject to adjustment clauses, except for certain receivables which are adjusted by the inflation-linked Referential Stabilization Coefficient (CER).

3.2 Other receivables

	.....2003.....	.....2002.....
Current:		
Advances to suppliers	364,409	1,782,424
Tax credits	794,332	615,959
Prepaid expenses	617,751	758,790
Miscellaneous	156,792	149,655
	1,933,284	**3,306,828**
Non-Current:		
EDESA S.A. – 132 Kv power line (note 8)	3,653,335	3,159,231
Allowance for other doubtful accounts (schedule III)	(3,600,000)	
	53,335	**3,159,231**

The breakdown of the balances as of December 31, 2003 according to their collection or use period is as follows:

a) To be come due:	
within 3 months	480,003
between 3 and 6 months	1,412,083
more than 1 year	53,335
b) With no specified due date	41,198
Total	**1,984,619**

These receivables do not accrue interest, except for the advances paid to certain suppliers and non-current receivables, whose annual interest rate ranges from 7.5% to 15%.

3.3 Liabilities

The breakdown of the balances as of December 31, 2003 according to maturity is as follows:

To become due:	
within 3 months (2)	6,552,295
between 6 and 12 months	1,449,662
more than 1 year (1)	72,953,718
With no specified due date	1,489,092
	82,444,767

(1) Includes a debt at discounted value for the issuance of corporate notes for $ 72,048,700 (nominal value 157,048,000) maturing in 2013 which accrues interest at an annual rate of 2%, payable semiannually (See notes 1, 2 and 6).

(2) Includes a balance with Powerco S.A. (Parent Company) for 1,119,975.

3.4 Net sales

	.....2003.....	.....2002.....
Sales of electricity	44,245,175	55,018,183
Discounts for services received	(4,418,780)	(6,666,263)
Municipal contribution	(180,000)	(228,228)
	39,647,195	**48,123,692**

4. CAPITAL STOCK

The Company's subscribed and paid-in capital, as of December 31, 2003 and 2002 amounted to 62,906,000. Such amount has been registered with the Court of Original Jurisdiction in Commercial Matters of Minas, Province of Salta.

5. INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME

Through December 31, 2002, the Company determined income tax by applying the applicable rate of 35 % on the taxable income for the year, without considering the effect of the temporary differences between the accounting and taxable income. As from the current year, the generally accepted accounting principles require the application of the deferred tax method to determine income tax. This method consists of recognizing the effects of the temporary differences arising from the valuation of assets and liabilities for accounting and tax purposes and of tax losses that may be applied to offset future taxable income, with the consequent recognition of deferred tax assets and liabilities.

As of December 31, 2003, total temporary differences and existing tax losses represent a net deferred tax asset of approximately 14,550,000. However, the Company has recorded an allowance for the total amount of the deferred tax asset given that its recoverability during the period in which it may be applied to offset taxable income is uncertain.

Furthermore, as of December 31, 2003 and 2002, no income tax reserve has been recorded due to the existence of tax losses.

The breakdown of the net deferred tax asset as of December 31, 2003 and 2002 is as follows:

Detail	2003	2002
Tax losses	39,480,000	43,200,000
Undeductible allowances	2,860,000	424,000
Temporary differences	(25,740,000)	(22,500,000)
Net assets	16,600,000	27,190,000
Allowance for deferred tax asset	(16,600,000)	(27,190,000)
Balance	**0**	**0**

As to the tax on minimum presumed income, in March, 1999, the Company filed with the Federal Court of Salta a declaratory judgment action of negative certainty and requested granting of an "in statu quo" (prohibitory) injunction with respect to this tax. The Federal Public Income Administration (AFIP), by note dated December 26, 2001, recognized the improper of the tax.

6. LOANS

	.....2003.....	...2002...
Current:		
Current account overdrafts	543,153	
Interest on Corporate Notes (schedule IV)	906,509	1,425,510
	1,449,662	**1,425,510**
Non-Current:		
Corporate Notes (schedule IV)	**72,048,700**	**117,612,521**

On August 4, 2000, the Company's Board of Directors arranged for a new issue of Corporate Notes (non-convertible into shares) for a nominal value of US$ 54,000,000 with final maturity in 2010 at a floating interest rate. With this new issue, plus a cash disbursement of US$ 6,000,000 the Company exchanged and replaced the amount owed (principal and interest) from outstanding Corporate Notes for US$ 60,000,000, issued in 1996 with maturity date in 2001 and at an annual 12% interest rate which had also replaced, prior payment of US$ 5,000,000, the first issue in 1994 for US$ 65,000,000, maturing in 1996 at an interest rate of 12% p.a.

The exchange of an amount of US$ 31,668,600 in outstanding corporate notes for an equal amount of New Corporate Notes maturing in 2013 was carried out on March 11, 2003 in New York City. The remaining amount of outstanding Corporate Notes for US$ 22,331,400 was restructured on October 3, 2003, as a consequence of the favorable Judgment in the Action for the Review of the Agreement filed by the Company, thereby completing the restructuring of the total amount of the debt for US$ 54,000,000, at an annual rate of 2%, with final maturity in 2013.

In November 2003, the aforementioned amount was reduced in US$ 400,000 due to the purchase of Corporate Notes from a holder who had filed a complaint. Subsequent to this event, the restructured debt amounts to US$ 53,600,000, which at present value (see note 2 "Refinancing of liabilities – Corporate Notes") amounts to US$ 24,590,000.

The recording of the restructured debt for Corporate Notes at its present value, as required by generally accepted accounting principles, resulted in a gain, whose calculation is detailed below, which has been charged to prior years' results and to the extraordinary results for fiscal year 2003:

	US$	**Exchange rate**	**Pesos**
Nominal value of corporate notes at the exchange rate in effect at December 31, 2002	54,000,000	3.37	181,980,000
Present value of Corporate Notes prior to the restructuring applying an annual discount rate of 12% as of December 31, 2002	34,899,858	3.37	117,612,521
Net gain on calculation of the present value of the debt charged to both the accumulated deficit and the loss for the year ended December 31, 2002 (see note 2)			**64,367,479**
Present value of Corporate Notes prior to the restructuring applying an annual discount rate of 12% as of December 31, 2003	36,432,480	2.91	106,018,517
Present value of Corporate Notes after the restructuring applying an annual discount rate of 11.52%	24,590,000	2.93	**72,048,700**
Subtotal			33,969,817
Restructuring expenses incurred during fiscal year 2003			(5,233,837)
Extraordinary gain on calculation of the present value of the restructured debt charged to the loss for the year ended December 31, 2003			**28,735,980**

7. CLAIMS

At the date of these financial statements there are certain judicial and extrajudicial claims for different amounts. The Company's management, in line with the opinion of the Company's legal advisors, has filed the appropriate responses strongly supported by the applicable legislation and the general principles of law. However, the Company decided to keep a reserve for 1,445,919 as of December 31, 2003. Furthermore, in the opinion of management, the outcome of these claims will not have a significant effect on the financial and cash position of Central Térmica Güemes S.A

8. EXPANSION OF THE TRANSMISSION SYSTEM – 132 KV POWER LINE - GÜEMES – NORTHERN SALTA

Over the last years, the northwestern region of Argentina (NOA) has experienced the restraints attributable to the electric power transportation system capacity caused by an excess supply of electric power towards consumption centers.

On March 16, 2001, the Company entered into an Agreement to Extend the Supply Contract with Edesa S.A., whereby Central Térmica Güemes S.A. would supply electricity for a 5-year term as from the date on which certain obligations assumed by the Company were carried out. Furthermore, the Company agreed, among other things, to:

- Finance and carry out the necessary procedures for the construction of a 132 Kv high-voltage power line stretching from the Company's generating plant to northern Salta, to be in operation in a maximum period of 14 months to commence on the date the aforementioned agreement came into effect.
- Transfer the ownership of the line to Edesa S.A. when the work were finished, from which moment the Company would invoice Edesa, on a monthly basis and for a 46-month period, the royalty to be paid as recovery of the investment.

Edesa S.A. agreed to buy the totality of its electricity demand from the Company until it could effectively supply the northern region of Salta province with its own generation.

By Resolution No. 18/01 dated April 9, 2001, the ENRESP approved the Agreement whereby the contract between the Company and Edesa S.A. was extended.

On July 4, 2001, by note B-11784-1, CAMMESA informed the ENRESP that the expansion of the transportation capacity of Central Térmica Güemes S.A. to TRANSNOA S.A. through the 132 Kv high-voltage power line Güemes / Northern Salta, was feasible from the technical point of view.

The Public Hearing convened by the ENRE regulatory body as a requirement to issue the Suitability and Public Need Certificate, was held on October 16, 2001. No objections were raised thereat concerning the construction of the line.

As of December 31, 2003 and 2002, disbursements made to finance this work amounted to 3,653,335 and 3,159,231, respectively and have been recorded as Other non-current receivables. This receivable accrues interest at an annual rate of 15%.

Due to the existing uncertainty regarding the recoverability of this receivable, the Company's Management has decided to record an allowance as of the end of the fiscal year ended December 31, 2003 for 3,600,000 (schedule IV).

9. EFFECTS OF THE DEVALUATION OF THE ARGENTINE PESO AND OF OTHER CHANGES INTRODUCED TO THE ECONOMIC REGULATIONS

Early in December 2001, the Federal Government implemented a series of economic and exchange control measures (previously defined as the New Regulations), which severely limited cash withdrawals from banks and restricted transfers of funds abroad, other than those related to foreign trade. Late in December, the Argentine Government declared the official default on its public debt and, on January 6, 2002, the Argentine Congress passed the Economic Emergency and Foreign Exchange Reform Law No. 25561 that introduced dramatic changes to the economic model then in force and amended the Convertibility Law under which the peso had been pegged at par with the dollar since March 1991. Law 25561 further empowered the Executive Branch to take additional monetary, financial and exchange measures aimed at overcoming the economic crisis.
Among these measures, those which have had a significant impact on the Company's activities have been the following:

1. The free floating of the rate of exchange;
2. The conversion into pesos of certain contracts entered into by private parties existing as of January 6, 2002, at the rate of 1 peso per US dollar, and the adjustment of the resulting peso amount by the inflation-linked CER coefficient;
3. The conversion into pesos of public works contracts and utility rates with adjustment clauses in US dollars, at the pre-devaluation rate of exchange of 1 peso per US dollar; the freezing of those rates by suspending indexation mechanisms and their subsequent renegotiation on a case-by-case basis, except for certain cases which have been excluded from the mandatory conversion into pesos;
4. The restriction on the free availability of funds deposited in banks (restriction which was lifted on December 2, 2002); the rescheduling of deposits and the option to subscribe Government bonds in US dollars (at a fixed or floating rate) or in pesos;

As established by the aforementioned Emergency Law, the loss resulting from applying the new rate of exchange on the net position of foreign currency denominated assets and liabilities existing as of January 6, 2002, will be deducted from income tax at a proportion of 20% each year over the five fiscal years following the date on which the law became effective.

10. IMPACT OF THE ARGENTINE ECONOMIC CONTEXT ON THE COMPANY'S FINANCIAL AND ECONOMIC POSITION

The measures adopted by the Economic Emergency and Foreign Exchange System Reform Law No. 25,561/02 and those of the subsequent regulatory decrees, described in note 9 and previously defined as the New Regulations, modified the electric market significantly. The price of electricity was mandatorily converted into pesos at the rate of 1 US dollar per 1 peso. Therefore, the Company's revenues have been converted into pesos while part of its expenses and a significant part of its debt are denominated in US dollars.

Taking into account that the Government has not yet defined its official stance with regard to the rates of the electricity sector and that the renegotiation of such rates continues, as of the date of approval of these financial statements, it is not possible to accurately predict the future evolution of the electricity sector in either the short or medium term.

The aforementioned situations create uncertainties on the effects that the measures to be adopted by the Government -concerning the economic policy and, particularly, with regard to the electricity sector- might have on the Company's financial and economic position (including the recoverable value of its non-current assets), the results of its operations and future cash flows.

The financial statements do not include any adjustment that could result from the outcome of these uncertainties. The Company's management is permanently analyzing the scope of the impact of both the measures adopted by the Government and the outcome of the aforementioned renegotiations. The related effects will be informed in the financial statements when they can be known and quantified.

SCHEDULE I

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002
(stated in pesos – note 2)

INVESTMENTS

Account	Type	Nominal value	Quotation value	Recorded value 2003	Recorded value 2002
CURRENT INVESTMENTS					
Mutual funds	Deustche Bank - US$				510,627
	FBA - Rventa US$				173
	Fima Money US$ "A"				53,631
	Roble Ahorro - US$				189
	Roble Ahorro - $				31
	Bank of New Cork – US$	8,170	2.88	23,530	
Total Mutual funds				23,530	564,651
Time deposit				53,340	
Total time deposit				53,340	
TOTAL CURRENT INVESTMENTS				76,870	564,651

SCHEDULE II

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002
(stated in pesos – note 2)

PROPERTY, PLANT AND EQUIPMENT

	2003										2002
	Original values				Depreciation					Net value	Net value
							Current Year				
	Balance at beginning of year	Additions	Disposals	Balance at end of year	Accumulated at beginning of year	Disposals	Rate %	Amount	Accumulated at end of year		
Land	1,754,085			1,754,085						1,754,085	1,754,085
Buildings	60,290,542	4,500		60,295,042	15,470,170		2.55	1,524,502	16,994,672	43,300,370	44,820,372
Turbines	97,289,830			97,289,830	39,039,674		4.26	3,111,234	42,150,908	55,138,922	58,250,156
Boilers	98,099,950			98,099,950	31,872,437		3.46	2,542,064	34,414,501	63,685,449	66,227,513
Transformers	13,874,144			13,874,144	5,678,359		5.33	554,968	6,233,327	7,640,817	8,195,785
Water treatment plant	2,575,554			2,575,554	898,894		5.33	103,019	1,001,913	1,573,641	1,676,660
Auxiliary equipment	831,733			831,733	340,477		5.33	33,275	373,752	457,981	491,256
Gas plant and gas pipeline	4,182,340			4,182,340	1,711,743		5.33	167,295	1,879,038	2,303,302	2,470,597
Tools	842,306	350		842,656	729,777		10.00	112,879	842,656		112,529
Vehicles	524,358			524,358	387,018		20.00	64,491	451,509	72,849	137,340
Furniture and fixtures	1,571,217	30,557	17,482	1,584,292	1,450,890	17,482	20.00	102,684	1,536,092	48,200	120,327
Installations	818,856			818,856	792,857		20.00	18,737	811,594	7,262	25,999
Software	173,499	17,470		190,969	173,499		33.00	17,470	190,969		
Maintenance expenses	12,508,650	3,266,370		15,775,020	9,181,936		16.67	1,453,756	10,635,692	5,139,328	3,326,714
TOTAL 2003	**295,337,064**	**3,319,247**	**17,482**	**298,638,829**	**107,727,731**	**17,482**		**9,806,374**	**117,516,623**	**181,122,206**	
TOTAL 2002	**295,290,037**	**47,027**		**295,337,064**	**97,496,864**			**10,230,867**	**107,727,731**		**187,609,333**

SCHEDULE III

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002
(stated in pesos – note 2)

ALLOWANCES / RESERVES

Items	2003						
	Balance at beginning of year	Increases		Decreases		Balance at end of year
Deducted from assets						
Allowance for bad debts	1,175,126	3,000,000	(1)			4,175,126
Allowance for other doubtful accounts		3,600,000	(2)			3,600,000
Allowance for deferred tax assets	27,190,000			10,590,000	(3)	16,600,000
TOTAL 2003	**28,365,126**	**6,600,000**		**10,590,000**		**24,375,126**
TOTAL 2002	**13,707,822**	**15,810,000**		**1,152,696**		
Included in liabilities						
Contingency reserve	1,097,865	1,169,079	(2)	821,025	(3)	1,445,919
TOTAL 2003	**1,097,865**	**1,769,079**		**821,025**		**5,045,919**
TOTAL 2002	**927,748**	**1,454,439**		**1,284,322**		

(1) Charged to selling expenses, schedule V.
(2) Charged to other income and expense, net
(3) To cover foreseen events

SCHEDULE IV

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002
(stated in pesos – note 2)

FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES

	2003				2002		
	Amount and currency		Exchange rate $	Booked amount in local currency (pesos)	Amount and currency		Booked amount in local currency (pesos)
ASSETS							
CURRENT ASSETS							
Cash and banks	US$	1,018,714	2.88	2,933,898	US$	2,354,591	7,699,513
Investments	US$	8,170	2.88	23,530	US$	156,155	510,627
Total Current Assets				2,957,428			8,210,140
TOTAL ASSETS				2,957,428			8,210,140
LIABILITIES							
CURRENT LIABILITIES							
Loans							
Corporate notes	US$	309,389	2.93	906,509	US$	423,000	1,425,510
Total Current Liabilities				906,509			1,425,510
NON-CURRENT LIABILITIES							
Loans							
Corporate notes (note 6)	US$	24,590,000	2.93	72,048,700	US$	34,899,858	117,612,521
Total Non-Current Liabilities				72,048,700			117,612,521
TOTAL LIABILITIES				72,955,209			119,038,031

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002
(stated in pesos – note 2)

COSTS AND EXPENSES

	2003				2002
	Cost of sales	Selling expenses	Administrative expenses	Total	Total
Fees			220,332	220,332	190,806
Salaries and wages	4,096,341	808,088	655,983	5,560,412	6,061,857
Social security charges	720,693	149,480	146,356	1,016,529	811,913
Fuel	19,023,478			19,023,478	23,861,771
Spare-parts and materials	585,911			585,911	686,423
Services contracted	656,330	122,428	1,017,838	1,796,596	2,290,825
Communications			327,942	327,942	326,102
Office expenses		95,537	200,653	296,190	3,260,321
Depreciation of property, plant and equip.	9,718,316		88,058	9,806,374	10,230,867
Insurance	979,711			979,711	542,823
Interest and exchange differences			604,214	604,214	703,951
Taxes and rates	1,631			1,631	16,142
Bad debts		3,000,000		3,000,000	200,000
Miscellaneous		251,746	688,518	940,264	1,234,181
TOTAL 2003	**35,782,411**	**4,427,279**	**3,949,894**	**44,159,584**	
TOTAL 2002	**41,108,897**	**1,695,299**	**7,613,786**		**50,417,982**

CENTRAL TERMICA GÜEMES S.A.

ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS REQUIRED BY SECTION 68 OF THE BUENOS AIRES STOCK EXCHANGE REGULATIONS FOR THE YEAR ENDED DECEMBER 31, 2003
(restated to reflect the effects of inflation - stated in pesos)

General issues concerning company's activity

1. Specific and significant legal regulations involving the possible removal or reinstatement of benefits contemplated by said regulations.

   None.

2. Significant changes made to the Company's activities or any other similar circumstance occurred during the periods comprehended by the financial statements, affecting their comparison with the financial statements presented in previous years or which could affect comparison with those to be presented in future periods.

   See notes 9 and 10 to the financial statements, regarding changes introduced to the Argentine economic framework.

3. Classification of credit and debit balances according to maturity and financial effects.

   See notes 3.1., 3.2. and 3.3.

4. Classification of receivables and payables:

   a) The classification according to the type of currency is as follows:

	Debit balances	Credit balances
1. In local currency (includes allowances/reserves).	11,516,873	9,489,558
2. In foreign currency (US dollars)		72,955,209
TOTAL	11,516,873	82,444,767

   b) The classification according to the type of adjustment is as follows:

	Debit balances	Credit balances
1. Subject to adjustment clause		647,055
2. With no adjustment clause	11,516,873	81,797,712
TOTAL	11,516,873	82,444,767

c) The classification according to the accrual or not of interest is as follows:

	Debit balances	Credit balances
1. Accruing interest	53,335	72,048,700
2. Not accruing interest	11,463,538	10,396,067
TOTAL	**11,516,873**	**82,444,767**

5. a) Detail of percentage held in Subsidiary and Related Companies' capital and votes.

   None.

   b) Balances with Subsidiary and Related Companies (Powerco S.A.):

Trade receivables	1,471,255
Trade payables	1,119,975

   c) Balances with the Parent Company (Powerco S.A.) do not accrue interest, are not subject to any adjustment clauses and fell due within three months.

6. Trade receivables or loans granted to Directors, Statutory Auditors, Members of the Supervisory Council and their relatives up to the second degree of kinship, inclusive.

   None.

7. Physical inventory of spare-parts and materials.

   The Company keeps an updated record of its inventory which is verified through periodic stocktakings over the year.

   There are no supplies in a damaged condition, out of use or inactive.

Current values

8. Source of the data used to determine the current value of inventories.

   The data used to determine the current value of spare-parts and materials are mainly purchase or quotation prices.

Property, plant and equipment

9. Reversal of the technical appraisal reserve when part of the same had been previously reduced to offset losses.

   Non-applicable.

10. Value of property, plant and equipment not used due to their obsolescence.

    None.

Investments in other companies

11. Investments in other companies in excess of that permitted by section 31 of Law No. 19,550.

    None.

Recoverable values

12. Criteria applied to determine significant recoverable values of spare-parts and materials and property, plant and equipment, used as limits for their corresponding accounting valuations.

    The criterion applied to determine the recoverable value of spare-parts and materials has been basically the net realizable value. In the case of property, plant and equipment, see note 2, under "Recoverable value".

Insurance

13. Insured assets:

	Risk covered	**Amount insured** $	**Accounting value** $
Vehicles			
	Liability to third parties, damages caused by flip-over or collision, fire, explosion or lightning, theft of vehicle or parts thereof.	118,100	72,849
Fixed asset and spare-parts and materials (except land and vehicles)			
	Total	217,000,000	184,452,811

Positive and negative contingencies

14. Elements considered to calculate allowances/ reserves whose balances, taken as a whole or individually, exceed 2% of shareholders' equity.

    See notes 7 and 8.

15. Unrecorded contingent situations as of the date of the financial statements.

    See note 7.

16. Irrevocable advances on account of future capital subscriptions.

    None.

17. Unpaid cumulative dividends of preferred shares

    None.

18. Conditions, circumstances or time limits for the suspension of restrictions to the distribution of retained earnings.

    None.

STATUTORY AUDITORS' REPORT

To the Shareholders of
Central Térmica Güemes S.A.

As required by the provisions of section 294 of Law No. 19,550 and the regulations of the National Securities Commission, we have examined the documents detailed in caption I. These documents are the responsibility of the Company's management. Our responsibility is to express an opinion thereon, based on the review performed with the scope mentioned in caption II

I) DOCUMENTS SUBJECT TO OUR REVIEW

a) Balance sheet as of December 31, 2003.

b) Statement of operations for the year ended December 31, 2003.

c) Statement of changes in shareholders' equity for the year ended December 31, 2003.

d) Statement of cash flows for the year ended December 31, 2003.

e) Notes 1 through 10 and supplemental schedules I through V for the year ended December 31, 2003.

f) Informative summary required by the National Securities Commission for the year ended December 31, 2003.

g) Additional information required by section 68 of the Buenos Aires Stock Exchange Regulations for the year ended December 31, 2003.

h) Directors' Annual report and Inventory for the year ended December 31, 2003.

II) SCOPE OF OUR WORK

We have performed our review in accordance with current regulations established in Technical Resolution No. 15 of the Argentine Federation of Professional Councils in Economic Sciences. Those regulations require that financial statements be examined in accordance with auditing standards generally accepted in Argentina and that such review include verification of the consistency of the documents and information subject to the review with the information on Company's decisions laid down in the minutes and whether such decisions comply with the law and the Company's by-laws as to their formal and documentary aspects.

In conducting our review of the documents detailed in items a) through e) of caption I, we have examined the audit performed by the external auditors, Deloitte & Co S.R.L., who issued their report dated March 10, 2004, in accordance with auditing standards generally accepted in Argentina. Our review included the conclusions of the audit performed by said auditors.

An audit requires that the auditors plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Provided that it is not the responsibility of the statutory auditors to control the Company management, our review included neither the criteria applied nor the decisions made by the different areas of the Company, which are the responsibility of the Company's management. We believe our work provides a reasonable basis for our opinion.

With regard to the Directors' Annual Report, the Informative Summary required by General Resolution No. 368/01 of the National Securities Commission and the Additional information to the notes to the financial statements required by section 68 of the Buenos Aires Stock Exchange Regulations, all of them for the year ended December 31, 2003, we have corroborated whether these documents comply with the information required by section 66 of the Companies' Law No. 19,550, point 6 of Appendix I of Chapter XXIII of General Resolution No. 368/01 of the National Securities Commission and section 68 of the Buenos Aires Stock Exchange Regulations, respectively. Furthermore, we have verified whether the amounts included in those documents, as to the matters within our professional competence, agree with the accounting records of the Company and with other pertinent documentation.

III) PRIOR CLARIFICATIONS

a) As explained in note 2 to the financial statements, as from the fiscal year ended December 31, 2003 and as required by General Resolution No. 434/03 of the National Securities Commission, the Company's financial statements have been prepared in accordance with the provisions of Technical Resolutions Nos. 16 through 20 of the Argentine Federation of Professional Councils in Economic Sciences, with some exceptions resolved by the regulatory agency.

b) As indicated in note 2, Decree No. 664/03 of the Federal Government and General Resolution No. 441/03 of the National Securities Commission, suspended the restatement of financial statements to reflect the effects of inflation as from March 1, 2003. However, in accordance with generally accepted accounting principles the restatement of financial statements continued to be in effect through September 30, 2003. Given the low level of significance of the variations recorded in the domestic wholesale price index, which is the index used for the restatement of financial statements to reflect the effects of inflation, during the period of December 2002 to September 2003, the Company has chosen not to restate the financial statements for the year ended December 31, 2003. The effect of not having restated the financial statements from January 1 through September 30, 2003 is not significant on the financial statements taken as a whole. The financial statements as of December 31, 2002, presented for comparative purposes, have been restated for inflation as of December 2002.

c) As mentioned in notes 9 and 10, due to the effects of the measures adopted by the Federal Government, the Company's revenues are in pesos, while part of its expenses and a significant part of its liabilities are denominated in US dollars. Taking into account that the Government has not yet defined its official stance with regard to the rates of the electricity sector and that the renegotiation process of such rates continues, as of the date of approval of these financial statements, it is not possible to accurately predict the future evolution of the electricity sector in either the short or medium term. The aforementioned situation creates uncertainties on the effects that the measures to be adopted by the Government concerning the electricity sector might have on the Company's financial and economic position (including the recoverable value of its non-current assets), the results of its operations and future cash flows. The financial statements do not include any adjustment that could result from the outcome of these uncertainties.

IV) OPINION

a) In our opinion, subject to the effects, if there were any, that could derive from the outcome of the situation described in the preceding paragraph, the financial statements detailed in caption I items a) through e) present fairly, in all material respects, the financial position of Central Térmica Güemes S.A. as of December 31, 2003, and the results of its operations, the changes in shareholders' equity and cash flows for the year then ended, in conformity with accounting principles generally accepted in Argentina.

b) The Directors' Annual Report, the Informative Summary required by General Resolution No. 368/01 of the National Securities Commission and the Additional information to the notes to the financial statements required by section 68 of the Buenos Aires Stock Exchange Regulations, all of them for the year ended December 31, 2003, contain the information required by section 66 of the Companies' Law No. 19550, point 6 of Appendix I of Chapter XXIII of General Resolution No. 368/01 of the National Securities Commission and section 68 of the Buenos Aires Stock Exchange Regulations, respectively. However, the affirmations regarding the economic context in which the Company carried out its activities, the company management, and future events included in the above-mentioned documents are the responsibility of the Company's Management. The amounts included in said documents, as to the matters within our professional competence, agree with the accounting records of the Company and with other pertinent documentation.

c) The financial statements mentioned in items a) through e) of caption I and the Inventory, agree with the accounting records kept, in all formal aspects, in conformity with current legal regulations.

V) ADDITIONAL INFORMATION REQUIRED BY GENERAL RESOLUTION No. 340/99 OF THE NATIONAL SECURITIES COMMISSION

As required by General Resolution No. 340/99 of the National Securities Commission, we report that:

a) the accounting policies applied in the preparation of the financial statements mentioned in items a) through e) of caption I agree with professional accounting standards; and

b) the external auditors have conducted their audit in accordance with auditing standards generally accepted in Argentina, established by the Argentine Federation of Professional Councils in Economic Sciences. Those standards require that the external auditors exercise independence and apply an unbiased criterion in conducting the audit of financial statements.

Autonomous City of Buenos Aires, March 10, 2004

CARLOS ALBERTO PALLA
Statutory Auditor